UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

______

1. Press release dated April 23, 2024.

Item 1

Millicom announces the re-issuance of its AGM and EGM Convening Notice

Luxembourg, April 23, 2024 – Millicom today announced the re-issuance of the Convening Notice to its Annual General Meeting (“AGM”) and Extraordinary General Meeting (“EGM”) of Shareholders which will be held on May 23, 2024.

The Convening Notice contains a rectified note to the AGM agenda item 20 (Share Repurchase Plan). All other items of the AGM and EGM remain unchanged.

The Convening Notice is appended to this press release and available on the company’s website at: https://www.millicom.com/our-company/corporate-governance/shareholder-meetings/. AGM voting materials have been updated to reflect the rectified note.

  -END-

For further information, please contact

AGM/EGM Inquiries: Patrick Gill, Company Secretary +352 27 759 603 Maria Florencia Maiori, Senior Legal Counsel information@millicom.com
Press: Sofia Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2023, Millicom, including its Honduras Joint Venture, employed approximately 16,500 people, and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Convening Notice for Annual General Meeting and Extraordinary General Meeting of Shareholders

MILLICOM INTERNATIONAL CELLULAR S.A.

Registered Address:

2, Rue du Fort Bourbon

L-1249 Luxembourg, Grand Duchy of Luxembourg

– R.C.S. Luxembourg: B 40.630 –

I. NOTICE

The annual general meeting (“AGM”) and subsequent extraordinary general meeting (“EGM”) of the shareholders of MILLICOM INTERNATIONAL CELLULAR S.A. (“Millicom” or the “Company”) is hereby convened to be held at Hotel Le Royal, 12 Bd Royal, 2449 Luxembourg on Thursday, May 23, 2024, at 11:00 a.m. Central European Time ("CET").

To attend the AGM and EGM or vote by proxy, please follow the instructions in section IV: “Right to participate at the AGM and the EGM”.

The AGM and EGM will consider and vote on the agenda points listed below. Please refer to section IX: “Notes to the Agenda Points of the AGM and EGM” to find detailed information about these proposals.

*** Please note: this version of the Convening Notice contains a rectified note to the AGM agenda item 20, which was not reflected in the version published on April 17, 2024.

II. AGENDA

AGM

1.	To elect the chair of the AGM and to empower the chair of the AGM to appoint the other members of the bureau of the meeting. [Note]

2.	To receive the management reports of the board of directors (the “Board”) and the reports of the external auditor on the annual accounts and the consolidated accounts for the year ended December 31, 2023.

3.	To approve the annual accounts and the consolidated accounts for the year ended December 31, 2023.

4.	To allocate USD 7,560,803 of the results of the year ended December 31, 2023 to the legal reserve and the remaining balance to the unappropriated net profits to be carried forward. [Note]

5.	To discharge all the Directors of Millicom for the performance of their mandates during the year ended December 31, 2023. [Note]

6.	To set the number of Directors at 9. [Note]

7.	To re-elect María Teresa Arnal as a Director for a term ending at the annual general meeting to be held in 2025 (the "2025 AGM"). [Note]

8.	To re-elect Bruce Churchill as a Director for a term ending at the 2025 AGM. [Note]

9.	To re-elect Tomas Eliasson as a Director for a term ending at the 2025 AGM. [Note]

10.	To re-elect Mauricio Ramos as a Director for a term ending at the 2025 AGM. [Note]

11.	To re-elect Thomas Reynaud as a Director for a term ending at the 2025 AGM. [Note]

12.	To re-elect Blanca Treviño de Vega as a Director for a term ending at the 2025 AGM. [Note]

13.	To re-elect Aude Durand as a Director for a term ending at the 2025 AGM. [Note]

14.	To elect Maxime Lombardini as a Director for a term ending at the 2025 AGM. [Note]

15.	To elect Justine Dimovic as a Director for a term ending at the 2025 AGM. [Note]

16.	To elect Mauricio Ramos as Chair of the Board for a term ending at the 2025 AGM. [Note]

17.	To approve the Directors’ remuneration for the period from the AGM to the 2025 AGM. [Note]

18.	To elect KPMG Audit SARL and KPMG LLP (collectively, “KPMG”) as the external auditor for a term ending on the date of the 2025 AGM and to approve the external auditor remuneration to be paid against an approved account. [Note]

19.	To approve an instruction to the Nomination Committee. [Note]

20.	To approve the Share Repurchase Plan. [Rectified Note]

21.	To vote on the 2023 Remuneration Report. [Note]

22.	To approve the Senior Management Remuneration Policy. [Note]

23.	To approve the share-based incentive plans for Millicom employees. [Note]

EGM

1.	To elect the chair of the EGM and to empower the chair of the EGM to appoint the other members of the bureau of the meeting. [Note]

2.	To remove the casting vote of the Chair of the Board in the event of a tie provided by article 444-4 (2) of the 1915 Law and add a sentence to paragraph 7 of article 8 of Millicom’s articles of association expressly stating that the Chair of the Board does not have a casting vote in the event of a tie. [Note]

3.	To adopt inclusive language and change the definition from “Chairman” to “Chair” of the Board, and to amend article 7, 8, 9 and 21 of Millicom’s articles of association accordingly, and further amend article 19 second sentence of Millicom’s articles of association to refer to the “chair of the annual general meeting”. [Note]

4.	To fully restate the Company’s articles of association to incorporate the amendments to the Company’s articles of association approved in the foregoing resolutions. [Note]

III. KEY DATES

May 2, 2024	Deadline to propose additional items to the agenda
May 6 – May 9, 2024	Conversion stoppage
May 9, 2024	Voting Record Date and deadline to submit the Notification Form for attendance in person
May 17, 2024	Deadline to submit proxies
May 23, 2024	AGM and EGM

IV. RIGHT TO PARTICIPATE AT THE AGM AND THE EGM

The following persons who comply with the procedure below, and hold shares or Swedish Depository Receipts (“SDRs”) on May 9, 2024, at 24.00 CET (the "Voting Record Date") are eligible to participate/vote at the AGM and EGM1:

(1) Holders of Millicom shares traded on the Nasdaq Stock Market in the US (“Nasdaq US”) under the ticker symbol TIGO (“Millicom Shareholders”) that are registered with Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”), including those held by Cede & Co (“DTCC”), and

(2) Holders of SDRs traded on Nasdaq Stockholm under the ticker symbol TIGO SDB (“Millicom SDR Holders”) that are registered with Euroclear Sweden AB (“Euroclear Sweden”). Since the Record Date is a public holiday in Sweden, holders of SDRs must make certain that they are registered in the records maintained by Euroclear Sweden AB on May 8, 2024, at 23.59 CET.

Conversion stoppage. Conversions from SDRs into shares, and vice versa, will not be permitted from and including May 6, 2024, up to and including May 9, 2024. Millicom SDR Holders and Millicom Shareholders who seek to convert their SDRs to shares, or vice versa (which can be done in accordance with the procedures set out on Millicom’s website at Millicom-SDR-conversion-process), should take into consideration the dates and times noted above.

Instructions for participating and voting by Millicom Shareholders are shown below. Instructions for participation and voting by Millicom SDR Holders are shown on the following page.

1.	Millicom Shareholders (US)

Millicom Shareholders eligible to participate and vote

Participation and voting at the AGM and the EGM is reserved to Millicom Shareholders duly registered with Broadridge and/or held by DTCC, on the Voting Record Date (as defined above) at 24.00 CET and who comply with these procedures.

1 However, notwithstanding anything to the contrary herein, the Bureau of the AGM/EGM shall have the discretionary power to exceptionally accept the voting of a shareholder or SDR holder at the AGM/EGM, even if the relevant proxy or notification form have a formal deficiency or was received after the deadlines contained herein.

Beneficial owners. Beneficial owners of shares that are registered in the name of a nominee or broker (including nominees or brokers that hold shares through DTCC) have the right to instruct their nominee or broker on how to vote with a voter instruction form (“VIF”), or as may otherwise be established by the nominee or broker.

Beneficial owners who wish to attend the AGM and the EGM or vote directly must request the nominee or broker, that appears as the registered shareholder on the Voting Record Date, to issue a legal proxy which allows the beneficial owner to vote his or her shares directly.

Beneficial owners who do not vote via their brokers/nominees or do not have a legal proxy are not eligible to vote.

Ways to participate and deadline

1.   By proxy: registered shareholders may submit the power of attorney form (“Millicom Shareholder Proxy Form”) containing their voting instructions, such that it is received no later than on May 17, 2024.

2.   In person: the registered shareholder may submit the notification of attendance form to attend the AGM and/or the EGM in person (the “Millicom Shareholder Notification Form”), such that it is received no later than on the Voting Record Date (May 9).

Channels to submit the Millicom Shareholder Proxy Form and the Millicom Shareholder Notification Form

1.   Online: The Company has sent by post the invitation letter and the Millicom Shareholder Proxy Form needed to vote at the AGM and EGM. The Millicom Shareholder Proxy Form includes a control number. Votes can be cast online using the control number at https://east.proxyvote.com/pv/web

If you consider that you are eligible to vote but you have not received the control number by post and you would like to submit your vote online, please contact Millicom at information@millicom.com

2.   By post: The Millicom Shareholder Proxy Form and the Millicom Shareholder Notification Form can be submitted by post. The original completed, dated and signed Millicom Shareholder Proxy Form or Millicom Shareholder Notification Form should be mailed to the address provided in the form. Millicom Shareholders that choose to send the Millicom Shareholder Proxy Form or the Millicom Shareholder Notification Form by post should also send a scanned copy to information@millicom.com

3.   By e-mail (only for the Millicom Shareholder Notification Form): Download the Millicom Shareholder Notification Form from the Millicom Website: https://www.millicom.com/our-company/governance/shareholder-meetings/. Complete, date and sign the form using an electronic signature, and send the signed form to information@millicom.com

Millicom Shareholder Proxy Forms, Millicom Shareholder Notification Form and all supporting documents can be downloaded from Millicom’s website: https://www.millicom.com/our-company/governance/shareholder-meetings/

Evidence of authority (for Millicom Shareholder Notification Forms only)
If a shareholder is a legal entity, the Millicom Shareholder Notification Form must be signed by a duly authorized person and sufficient evidence of the signatory’s legal power of representation must be provided. Any physical attendee at the AGM and EGM will need to bring original identification documentation (e.g., passport).

2.	Millicom SDR Holders (Sweden)

Millicom SDR Holders eligible to participate and vote

Participation and voting at the AGM and/or the EGM is reserved to Millicom SDR Holders duly registered with Euroclear Sweden as of the Voting Record Date (as defined above) at 24.00 CET and who comply with these procedures. Since the Record Date is a public holiday in Sweden, holders of SDRs must make certain that they are registered in the records maintained by Euroclear Sweden AB on May 8, 2024, at 23.59 CET.

Re-registration. In order to exercise their rights at the AGM and/or EGM, Millicom SDR Holders whose SDRs are registered in the name of a broker or nominee must temporarily re-register the SDRs in their own name in the records maintained by Euroclear Sweden. Millicom SDR Holders wishing to re-register must inform their broker/nominee well in advance of the Voting Record Date so that they appear on the records maintained by Euroclear Sweden at 24.00 CET on the Voting Record Date.

Note that the re-registration process can take 10 business days or more, and Millicom SDR Holders who have not re-registered will not be eligible to participate and vote at the AGM / EGM. As such, we strongly recommend commencing the re-registration process as soon as possible.
Ways to participate and deadline

1.   By proxy: registered Millicom SDR Holders may submit the power of attorney form (“Millicom SDR Holder Proxy Form”) containing their voting instructions, such that it is received no later than on May 17, 2024.

2.   In person: the registered Millicom SDR Holder may submit the SDR Holder notification of attendance form to attend the AGM and the EGM in person (the “Millicom SDR Holder Notification Form”), such that it is received no later than on the Voting Record Date (May 9, 2024)

Channels to submit the Millicom SDR Holder Proxy Form and the Millicom SDR Holder Notification Form

1.   Online: The Company has sent by post the invitation letter to vote at the AGM and EGM. The invitation letter includes a pin code. Votes can be cast using the pin code online at https://anmalan.vpc.se/euroclearproxy .

Alternatively, Millicom SDR Holders with a Swedish BankID (available for Swedish individuals only) can vote online at https://anmalan.vpc.se/euroclearproxy using the BankID (instead of the pin-code).

If you are a Millicom SDR Holder eligible to vote at the AGM/EGM but have not received the invitation letter, and you would like to submit your vote online, please contact Euroclear Sweden at: millicom@euroclear.com or by phone: +468-401-43-11 between 9:00 a.m. and 4:00 p.m. CET.

2.   By post: The Millicom SDR Holder Proxy Form and Millicom SDR Holder Notification Form can be submitted by post. The original completed, dated and signed forms shall be mailed to the address provided in the form.

Millicom SDR Holders that choose to send the SDR Holder Proxy Form or Millicom SDR Holder Notification Form by post should also send a scanned copy to: millicom@euroclear.com

3.   By e-mail (only for the Millicom SDR Holder Notification Form): Download the Millicom SDR Holder Notification Form from the Millicom Website: https://www.millicom.com/our-company/governance/shareholder-meetings/. Complete, date and sign the form using an electronic signature, and email the signed form to millicom@euroclear.com

Millicom SDR Holder Proxy Forms, Millicom SDR Holder Notification Form and all supporting documents can be downloaded from Millicom’s website: https://www.millicom.com/our-company/governance/shareholder-meetings/

Evidence of authority (for Millicom SDR Holder Notification Form only)
If the Millicom SDR Holder is a legal entity, the Millicom SDR Holder Notification Form must be signed by a duly authorized person and legally sufficient evidence of the signatory’s power of representation must be provided. The attendee will also need to bring an original identification document (such as a passport).

V. SHARE CAPITAL, QUORUM, AND MAJORITY

As of April 16, 2024, Millicom had 172,096,305 outstanding shares, each with nominal value of USD 1.50, and each share is entitled to one vote. As of April 16, 2024, Millicom held 766,703 shares in treasury. The number of shares held in treasury by Millicom will be updated on the Voting Record Date to calculate the voting results. Voting rights attached to shares held in treasury are suspended by law.

There is no quorum of presence requirement for the AGM. The AGM agenda items are adopted by a simple majority of the shares present or represented (excluding abstentions).

The EGM will validly deliberate on the resolutions on its agenda only if at least 50% of the issued share capital is present or represented (the "Quorum") at the first meeting and will validly be adopted only if approved by at least 2/3rds of the votes cast at the EGM. If the Quorum is not reached at the first meeting, the Board of Directors may convene a second extraordinary general meeting with an identical agenda as for the EGM, at which no quorum will be required, and at which the resolutions will validly be adopted if approved by at least 2/3rds of the votes cast at the second EGM.

VI. RIGHT TO PROPOSE NEW ITEMS TO THE AGENDA

One or several shareholders representing, individually or collectively, at least 5% of the share capital of Millicom reserve the right to add additional items to the agenda of the AGM and/or EGM.

These rights shall be exercised in writing and submitted to Millicom by mail at Millicom’s Registered Address, attention: Company Secretary, and by e-mail to information@millicom.com, such that they are received no later than May 2, 2024, and the revised agenda will be published by Millicom, no later than May 8, 2024. Shareholder(s) requesting to add an item to the agenda must provide:

(i)	a reason or motivation for such petition,

(ii)	a draft of the resolution to be presented at the AGM or EGM, and

(iii)	a postal and e-mail address to which the acknowledgment of receipt of their request may be sent by Millicom. Such acknowledgment will be sent within forty-eight (48) hours of receipt of the request.

VII. ABILITY TO ASK QUESTIONS AHEAD OF THE AGM AND THE EGM

Shareholders have the right to ask questions about items on the agenda of the AGM and the EGM ahead of the meeting. The Company will on a reasonable-efforts basis provide responses to the questions on the Company’s website. Questions must be received by the Company by May 17, 2024. Questions must be sent by e-mail to: information@millicom.com and include the shareholder’s full name and address and proof of ownership of Millicom shares on the Voting Record Date.

VIII. SUPPORTING DOCUMENTS AND INFORMATION

The following documents and information related to the AGM and EGM are available to shareholders at the Registered Address of Millicom and on Millicom's website www.millicom.com/our-company/governance/shareholder-meetings/:

-	this Convening Notice;

-	the Millicom Shareholder Proxy Form and the Millicom Shareholder Notification Form – Nasdaq US;

-	the Millicom SDR Holder Proxy Form and the Millicom SDR Holder Notification Form – Nasdaq Stockholm;

-	the draft resolutions of the AGM;

-	Millicom’s annual accounts and consolidated accounts for the year ended December 31, 2023, together with the management report(s) of the Board and the report(s) of the external auditor on the annual accounts and consolidated accounts;

-	U.S. General Federal Income Tax Considerations for U.S. holders of Millicom shares and SDRs;

-	the Nomination Committee's motivated statement explaining its proposals regarding the Board and information on the proposed Directors;

-	the 2023 Remuneration Report;

-	the draft resolutions of the EGM; and

-	the draft restated articles of association of the Company.

Shareholders may also receive a copy of the above-mentioned documents by sending a request by mail to the Millicom Registered Address, attention: Company Secretary, or by e-mail to information@millicom.com.

IX. NOTES TO THE AGENDA POINTS OF THE AGM AND THE EGM

AGM – item 1: CHAIR OF THE MEETING

Millicom's Nomination Committee proposes Mr. Alexander Koch, attorney at law (Avocat à la Cour/Rechtsanwalt), with professional address in Luxembourg, to preside over the AGM.

In the event of Mr. Alexander Koch’s absence, the Chair of the Board – or in the absence of the Chair of the Board, any member of the Board present at the AGM – shall be empowered to appoint from amongst the persons present at the AGM the individual that will preside over the AGM.

The chair of the AGM shall be empowered to appoint, from among the persons present or virtually present at the meeting the other members of the bureau of the meeting (i.e., the Secretary and the Scrutineer).

AGM – item 4: RESULTS ALLOCATION

On a parent-company basis, Millicom generated a profit of USD 344,874,950 for the fiscal year ended December 31, 2023 (the “2023 Results”). In compliance with 1915 Law, the Board proposes (i) to allocate USD 7,560,803 of the 2023 Results to the legal reserve to reach 10% of the share capital (i.e., therefore, the total legal reserve amounts to USD 25,814,446), and (ii) the remaining USD 337,314,147 to unappropriated net profits to be carried forward.

AGM – item 5: DISCHARGE OF DIRECTORS FOR THEIR PERFORMANCE

To discharge of all the current and former Directors of Millicom who served at any point in time during the financial year ended December 31, 2023, for the performance of their mandates.

AGM – items 6-16: ELECTION OF THE DIRECTORS

The Nomination Committee proposes that the Board shall consist of nine (9) directors.

The Nomination Committee proposes that María Teresa Arnal, Bruce Churchill, Aude Durand, Tomas Eliasson, Mauricio Ramos, Thomas Reynaud and Blanca Treviño de Vega be re-elected as Directors of Millicom for the term beginning at the AGM and ending at the 2025 AGM.

The Nomination Committee proposes that Maxime Lombardini and Justine Dimovic be elected as new Directors of Millicom for the term beginning at the AGM and ending at the 2025 AGM.

Pernille Erenbjerg and Michael Golan have decided not to seek re-election as Directors of Millicom.

The Nomination Committee, supported by the Board, proposes that Mauricio Ramos be elected as Chair of the Board for a term beginning at the AGM and ending at the 2025 AGM.

The Nomination Committee's motivated statement regarding the Board’s composition is available on Millicom's website.

AGM – item 17: DIRECTORS’ REMUNERATION POLICY AND FEES

Directors’ Remuneration Policy

In proposing remuneration for the Directors, the Nomination Committee considers many factors, including the size and complexity of the business, the number of board and committee meetings, the amount of responsibility related to each role, regulatory requirements, as well as market practice. The Nomination Committee may also appoint an external compensation consultant to provide advice and benchmarking. The Chair of the Board of Millicom does not participate in discussions or decision-making regarding Director remuneration.

Remuneration to Directors comprises cash-based and share-based components, weighted toward shares to align with the compensation philosophy and guidelines of the Company set out in item 22. Directors appointed to Board Committees receive cash-based compensation for each appointment.

Share-based compensation is in the form of fully paid-up shares of Millicom common stock. There are no retention, vesting or other holding conditions attached to the shares. Such shares are provided from the Company’s treasury shares or alternatively issued within Millicom’s authorized share capital exclusively in exchange for allocation from the premium reserve (i.e., for nil consideration from the relevant Directors). Share-based compensation is calculated by dividing the approved remuneration by the average Millicom closing share price on the Nasdaq Stock Market in the US for the three-month period ending on April 30, 2024, provided that shares shall not be issued below par value.

Notwithstanding the above, for any period where a Director is also an employee of Millicom, no remuneration is paid to that Director beyond any compensation received as an employee of Millicom.

Directors’ Remuneration

The Nomination Committee proposes the compensation for the period from the date of the AGM to the date of the 2025 AGM, as follows:

	Cash 2024/2025 (USD)	Shares 2024/2025 (USD)
Chair of the Board (1)*	105,000	210,000
Board members (8)*	55,000	105,000
Audit and Compliance Committee chair (1)*	45,000	-
Audit and Compliance Committee members (3)*	22,500	-
Compensation and Talent Committee chair (1)*	25,000	-
Compensation and Talent Committee members (2)*	12,500	-
Total	707,500	1,050,000

* Not payable while the Chair or a Board member receives compensation as an employee of Millicom. Final number of committee members to be set by the Board and subject to modification.

AGM – item 18: ELECTION OF THE AUDITOR AND FEES

The Nomination Committee, in accordance with the recommendation of Millicom’s Audit and Compliance Committee, proposes that KPMG be elected as external auditor for a term beginning at the AGM and ending at the 2025 AGM.

The proposal from the Nomination Committee, and recommendation from the Audit and Compliance Committee, is based on a tender and evaluation of external audit firms conducted in Q1 2024, taking into consideration independence requirements and fees, among other factors.

The Nomination Committee proposes that the auditor’s remuneration be paid against an approved account.

AGM – item 19: INSTRUCTION TO THE NOMINATION COMMITTEE

The Nomination Committee proposes that the following Instruction to the Nomination Committee shall apply until new instructions have been adopted. In the event any applicable law or stock market regulation requires a change to this procedure, the Nomination Committee shall take any steps necessary or proper to ensure compliance with such rules.

The work of preparing the following agenda items for the annual general meeting shall be performed by a Nomination Committee:

(i)	To propose the chair of the annual general meeting;

(ii)	To set the number of Directors of the Board;

(iii)	To propose candidates to be elected or re-elected as Directors and the term of their appointment;

(iv)	To propose the remuneration of the Directors;

(v)	To propose the election or re-election of the external auditor and its remuneration; and

(vi)	To propose a new / amended instruction to the Nomination Committee, if deemed appropriate.

The Nomination Committee shall be formed in consultation with the largest shareholders as of the last business day of June 2024. The Nomination Committee shall consist of four members (except that the Nomination Committee may consist of less than four members to the extent that the ten largest shareholders have been given the opportunity to appoint a member and more than six of those largest shareholders have declined) and comprise: (i) the Chair of the Board (Executive Chair, if so appointed), and (ii) three members appointed by shareholders, each appointed by one of the 10 largest shareholders which has chosen to appoint a member, starting with the largest shareholder and then in descending order until all three members (or less, if applicable) have been nominated.

The majority of the members of the Nomination Committee are to be independent of the Company and its executive management. At least one member of the Nomination Committee must be independent of the Company’s largest shareholder in terms of votes or any group of shareholders who act in concert in governance of the Company. The Chair of the Board shall act as the Nomination Committee’s convener, and the members of the Nomination Committee will appoint the Nomination Committee’s chair at their first meeting, provided that the Chair of the Board may not serve as the chair of the Nomination Committee. Before the assignment is accepted, a proposed member of the Nomination Committee shall carefully consider any conflict of interest or other circumstances that makes membership of the Nomination Committee inappropriate. The Chief Executive Officer or other members of the executive management may be invited by the chair of the Nomination Committee to participate in meetings of the Nomination Committee as considered appropriate.

The Nomination Committee is appointed for a term of office commencing at the time of its formation, which must be no later than six months before the annual general meeting and ending when a new Nomination Committee is formed. If a member resigns during the Nomination Committee’s term of office, and provided that the Nomination Committee finds this prudent, the shareholder that appointed the resigning member may be asked to appoint a new member, provided that the shareholder is still one of the 10 largest shareholders of Millicom. If that shareholder declines to appoint a new member, the Nomination Committee may choose to ask the next largest qualified shareholder to appoint a Nomination Committee member and so on.

In the event of changes to the ownership structure of the Company, whereby a shareholder that has appointed a member to the Nomination Committee significantly reduces its shareholding, such member shall immediately resign from the Nomination Committee, unless the other members unanimously decide that such person shall remain until the end of their term. In addition, the Nomination Committee may decide to change its composition and invite the new larger shareholder(s) to appoint a member of the Nomination Committee. In its decision, the Nomination Committee shall inter alia take into account the status of its work, the time remaining to the annual general meeting and the nature of the change in ownership. If more than three months remain until the annual general meeting, however, a shareholder that has become amongst the three largest shareholders shall always, at its request, have the right to appoint a member of the Nomination Committee.

The Nomination Committee shall have the right to receive, upon request, personnel resources, such as secretarial services from Millicom, and to charge Millicom with costs for recruitment consultants and related travel if deemed strictly necessary to discharge its duties.

AGM – item 20 (Rectified): SHARE REPURCHASE PLAN

The Board proposes that the meeting resolves to approve a share repurchase plan on the following terms:

1.	To authorize the Board, at any time between May 23, 2024 and the date of the 2025 annual general meeting of shareholders, to repurchase Millicom's common shares and Swedish Depository Receipts (SDRs), hereafter individually and collectively referred to as the “Shares”, in accordance with applicable laws and regulations in force, and in particular the Luxembourg law of 10 August 1915 on commercial companies, as amended from time to time (the "Luxembourg Commercial Companies Law") (the " Share Repurchase Plan"), and subject to the following conditions:

2.	The transactions under the Share Repurchase Plan may be carried out by any permitted means, including but not limited to entering into market, off-market, over-the-counter and mutual agreement transactions, through payment in cash or in kind, using distributable profits, available reserves, new shares issue, derivative financial instruments or any other financing mechanism.

3.	While the primary purpose of the Share Repurchase Plan is set out below, the Share Repurchase Plan may be carried out for all purposes allowed, or which would become authorized by, the applicable law and regulations.

4.	The maximum number of Shares that may be acquired shall not exceed ten per cent (10%) of Millicom's outstanding share capital as of the date when the start of the share repurchase program is announced by press release.

5.	Repurchase transactions under the Share Repurchase Plan may be made at acquisition prices per Share as follows:

a.	For Shares repurchased on a regulated market where the shares are traded, the price per Share shall be within the registered interval for the share price prevailing at any time (the so-called spread), that is, the interval between the highest buying rate and the lowest selling rate of the Shares on the market on which the purchases are made.

b.	For any other Shares repurchased, the price per share may not exceed 110% of the most recent closing trading price of the Shares on the Nasdaq Stock Market in the U.S., provided that the minimum repurchase price is above SEK 50 (or USD equivalent).

6.	The Share Repurchase Plan may not have the effect of reducing Millicom's net assets and reserves under the limit required by the Luxembourg Commercial Companies Law or the Articles of Association of the Company.

7.	Only fully paid-up Shares may be included in repurchase transactions made under the Share Repurchase Plan.

The primary purposes of this resolution are to provide the Board with more options in its efforts to deliver long-term shareholder value and total shareholder return, and to provide a method to secure availability of Shares for Board remuneration and Millicom’s share-based incentive plans.

The Board is hereby authorized to:

(i)	transfer all or part of the Shares repurchased under the Share Repurchase Plan to employees of the Millicom Group in connection with any existing or future Millicom share-based incentive plans, and

(ii)	cancel the repurchased Shares and Shares held in treasury from Shares repurchased under previous Share repurchase plans.

All powers are hereby granted to the Board, with the power to delegate and substitute, to ensure the implementation of this authorization, conclude all agreements, carry out all formalities and make all declarations with regard to all authorities and, generally, do all that is necessary or proper for the execution of any decisions made in connection with this authorization.

The Share Repurchase Plan supersedes and replaces all other previous share repurchase plans of Millicom, which are deemed cancelled.

AGM – item 21: 2023 REMUNERATION REPORT

The Board proposes that the AGM provides an advisory vote on Millicom’s remuneration report for the financial year ended on December 31, 2023 (the “2023 Remuneration Report”), pursuant to Article 7ter. of the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders at general meetings of listed companies, as amended. The Nomination Committee will consider this advisory vote when reviewing the Director Remuneration Policy, and the Board will consider this advisory vote when reviewing the Senior Management Remuneration Policy in the future and explain in the 2024 remuneration report how this advisory vote was taken into account.

The 2023 Remuneration Report is available on Millicom’s website: https://www.millicom.com/our-company/governance/shareholder-meetings/.

AGM – item 22: SENIOR MANAGEMENT REMUNERATION POLICY

The Board proposes that the AGM resolves on the following guidelines and policy for remuneration and other employment terms for the senior management for the period up to the 2025 AGM.

Compensation philosophy and guidelines:

•	Competitive and fair – Levels of pay and benefits to attract and retain the right people.

•	Drive the right behaviors – Reward policy and practices that drive behaviors supporting our Company strategy and business objectives.

•	Shareholder alignment – Variable compensation plans that support a culture of entrepreneurship and performance and incorporate both short-term and longer-term financial and operational metrics strongly correlated to the creation of shareholder wealth. Long-term incentives are designed to maintain sustained commitment and ensure that the interests of our Global Senior Management Team are aligned with those of our shareholders.

•	Pay for performance – Total reward structured around pay in line with performance, providing the opportunity to reward strong corporate and individual performance. A significant proportion of top management's compensation is variable (at risk) and based on measures of personal, company and share price performance directly attributable to short-term and long-term value creation.

•	Transparency – Millicom is committed to expanding transparency, including disclosure around pay for performance, links to value creation, etc.

•	Market competitive and representative remuneration – Compensation is designed to be market competitive and representative of the seniority and importance of roles, responsibilities and geographical locations of individuals.

•	Retention of key talent – Variable compensation plans include a significant portion of deferred share-based or cash compensation, the payout of which is conditional on future employment with the Company for three-year rolling periods, starting on the grant date.

•	Executive management to be ‘invested’ – The Executive Team and Corporate Vice-Presidents, through Millicom’s share ownership guidelines, are required to reach and maintain a significant level of personal ownership of Millicom shares.

Objectives of senior management compensation:

•	Fixed salary and benefits: to ensure that Millicom can attract, motivate and retain senior management, within the context of Millicom’s international talent pool, which consists of Telecommunications, Media & Fast-Moving Consumer Goods (“FMCG”) companies.

•	Short Term Incentives (“STI”): to incentivize senior management to execute strategic plans in operational decision making to achieve short-term performance goals impacting performance and enhancing the value of the Company. In general, 75% of the STI is based on achievement of financial targets of the individual’s corresponding business unit, while the remaining 25% is based on individual performance.

•	Long Term Incentives (“LTI”): to align senior management long-term incentives with the long-term interests of shareholders, encouraging long-term value creation, retention and management focus on long-term value and commitment to the Company. Based on these key principles, the LTI design for 2024 is a balance of share price appreciation, retention and ESG targets approved by the Compensation & Talent Committee and the Board. Millicom emphasizes the “one team” mentality – by maintaining unified goals and objectives in the long-term incentive program for the executive leadership team with the purpose of long-term value of the Company.

Benchmarking of Executive Management Compensation: For the Chief Executive Officer (“CEO”) and Executive Vice Presidents (“EVPs”), compensation has been benchmarked against a peer group, which includes: Lumen Technologies, Inc., DISH Network Corporation, American Tower Corporation, Altice USA, Inc., Sirius XM Holdings Inc., Global Payments Inc., Liberty Latin America Ltd., Frontier Communications Parent, Inc., Telephone and Data Systems, Inc., United States Cellular Corporation, AMC Networks Inc., SBA Communications Corporation and Cable One, Inc.

Senior Management Remuneration Policy

(i) Base salary and benefits

Base annual salaries shall be competitive and based on individual responsibilities and performance. The base salary and other benefits of the CEO are proposed by the Compensation and Talent Committee and approved by the Board, and the base salary and benefits of the EVPs are proposed by the CEO and approved by the Compensation and Talent Committee.

(ii) Variable remuneration

Senior management may receive variable remuneration in addition to base salary. The variable remuneration consists of (a) Short-term Incentives (“STI”), and (b) Long-term Incentives (“LTI”).

The amounts and percentages for variable remuneration are based on pre-established goals and targets related to the performance of both Millicom and individual employees, as summarized below and presented in detail in item 23.

(a)	Short-term Incentives

The STI consists of two components: a cash bonus and a restricted share units-based component (the Deferred Share Plan, or “DSP”). For the 2025 DSP grant, Corporate Directors, General Managers and senior in-country leadership teams are eligible for a Deferred Cash Plan (the “DCP”) instead of the DSP.

STI measures, and relative weightings (shown below) are designed to reflect Millicom’s strategic goals of encouraging profitable operations, efficient use of capital, overall growth and customer focus:

(i)	Service Revenue (25%),

(ii)	Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) (25%),

(iii)	Equity Free Cash Flow (“EFCF”) (25%),

(iv)	Personal Performance* (25%).

* Personal Performance is assessed on achievement of personalized qualitative and quantitative goals aligned to the overall strategy and objectives of the Company.

The DSP seeks to attract and retain management employees, by rewarding for past performance and incentivizing longer-term service. It is part of Millicom’s short-term incentive program and as such the Board deems that pro rata vesting (30%/30%/40%) over a three-year period is reasonable in order to achieve the objectives of Millicom’s overall compensation and reward strategy.

Modifications compared to the 2023 STI-DSP

(i) 2024 STI paid in 2025

The Compensation and Talent Committee implemented a redistribution of weights for both the 2025 DSP and 2025 DCP, reducing the personal performance from 30% to 25% and assigning equal weights to the three financial metrics totaling 75%. Additionally, the Committee also introduced EFCF as a new metric, in replacement of OFCFaL and Relational Net Promoter Score, to align with the principal financial target disclosed by the Company.

(ii) 2025 DSP (based on 2024 performance)

Eligibility for participation in the DSP component is limited to Millicom’s CEO, EVPs and Corporate Vice Presidents (“VPs”). Currently, 16 individuals are included in this group. The metrics are the same as the 2024 STI metrics.

(iii) 2025 DCP (based on 2024 performance)

Corporate Directors and senior in-country leadership (excluding General Managers) are eligible for a Deferred Cash Plan instead of the DSP, with the same targets as the DSP and 2024 STI metrics. Currently, 111 individuals are included in this group.

For the General Managers, the DSP is also replaced with a Deferred Cash Plan (DCP), with individual country targets:

(i)	Service Revenue (50%), and

(ii)	EFCF (50%).

(b)	Long-term Incentive Plan (“LTI”)

The LTI is a share-based plan whereby the awards granted vest at the end of a three-year period, subject to achievement against performance measures and fulfillment of conditions. These measures, and their relative weightings, are shown below:

(i)	Stock Appreciation Rights (SARs) (60%),

(ii)	Restricted Stock Units (RSUs) (30%), and

(iii)	Performance Shares with ESG target achievement (10%)

Modifications compared to the 2023 LTI

For 2024, we have moved towards an incentive plan focused on shareholder value creation, long-term incentive and retention using three equity vehicles: Stock Appreciation Rights (SARs), Restricted Stock Units (RSUs), and Performance Shares based on achievement of ESG metrics. For the ESG metric, the Compensation and Talent Committee has proposed to reduce from 5 metrics to 1, focusing on carbon emissions.

Eligibility

Eligibility for participation in the LTI is limited to Millicom’s CEO, EVPs and VPs. Currently, 16 individuals are included in this group.

For General Managers, the LTI is merged into the DCP plan described above, including the same metrics.

2024 LTI (based on 2024-2026 performance)

Information on the 2024 LTI, including performance measures and payout scales (based on performance from 2024 to 2026), and the number of share awards to be granted, is included in agenda item 23 below.

(iii) Other benefits

Other benefits can include, for example, car allowance, medical coverage and, in limited cases, while on an expat assignment, housing allowance, school fees, and home leave.

(iv) Pension

The Global Senior Management Team, which is comprised of Millicom’s CEO, EVPs, VPs and General Managers are eligible to participate in a global retirement saving plan which also covers death and disability insurance. This global plan is secured through premiums paid to insurance companies. Company contributions to the global defined contribution retirement saving plan range between 10% and 15% of the executive’s base pay.

Notice of termination and severance pay

If the employment of Millicom’s most senior management is terminated, a notice period of up to 12 months could potentially apply.

Other Policies and Practices

The Board regularly reviews best practices in executive compensation and governance and revises policies and practices when appropriate.

Deviations from the policy and guidelines

In special circumstances, the Board may deviate from the above policy and guidelines, including additional variable remuneration in the case of exceptional performance.

Where such deviation relates to the CEO’s remuneration, the Board may temporarily deviate from the above policy and guidelines until the 2025 AGM to ensure the long-term interest and continuity of Millicom or guarantee its viability.

Independent Advisor

The Board has retained Mercer as its independent compensation consultant. Mercer provides advice, executive benchmarking data and best practices and makes suggestions based on its knowledge of the market.

AGM – item 23: SHARE-BASED INCENTIVE PLANS

As outlined in the proposed guidelines and policy for senior management remuneration in agenda item 22 above (and the corresponding guidelines approved at the 2023 AGM), variable compensation includes the following share-based incentive plans:

(i) a short-term Deferred Share Plan (DSP), and

(ii) a three-year Long-Term Incentive Plan (LTI).

There is no legal requirement for Millicom (as a Luxembourg company) to obtain shareholder approval of share-based incentive plans. Nonetheless, following past practice and in alignment with the expectations of Millicom’s shareholders, the Board proposes that the meeting resolves to approve the 2024 DSP, the 2024 LTI and the granting of share awards under both plans, as further described below.

Governance of the Plans

The Compensation and Talent Committee of the Board monitors and evaluates programs for variable remuneration (both ongoing programs and those that have ended during the year), the manner in which the guidelines for remuneration to senior management adopted at the AGM have been applied, and the current remuneration structure and levels of remuneration in Millicom. The design of each share-based plan is reviewed each year to ensure that:

•	The programs are well aligned with the interests of shareholders;

•	The programs are designed to help attract, motivate and retain the competencies needed in Millicom’s senior management; and

•	The programs have a positive effect on Millicom’s development and thus are beneficial for both Millicom and its shareholders.

The Compensation and Talent Committee determines when an offer for the grant of share awards shall be made, the eligible employees to whom such offer shall be made and the terms governing the offer for the grant of share awards, in accordance with the principles adopted by the AGM. The Compensation and Talent Committee shall also have the right to resolve on more detailed terms and conditions in accordance with the Senior Management Remuneration Policy.

The Compensation and Talent Committee approves the detailed terms and conditions of the share-based compensation plans, in accordance with the terms and guidelines set out herein. In connection therewith, the Compensation and Talent Committee is entitled to make adjustments to meet foreign regulations or market conditions, and, in connection with delivery of shares to participants, offer share settlement in order to cover the participant’s tax costs upon vesting.

The Compensation and Talent Committee may make certain other adjustments, including deciding to reduce the delivery of shares for all participants, or for certain categories of participants covered by the 2024 LTI and 2024 DSP, if material changes occur within Millicom or in the market that, in the Board's assessment, mean that the terms and conditions for the allotment of shares under the plans no longer fulfil the main objectives of the plans.

Preparation of the Proposal

Millicom's Compensation and Talent Committee has prepared the 2024 DSP and the 2024 LTI in consultation with external advisors. The plans have been reviewed at meetings of the Compensation and Talent Committee in 2023 and in the first months of 2024.

(i) Proposed 2024 DSP (based on 2023 performance)

The proposed 2024 DSP is based on a target percentage of the annual base salary of each participant and the performance related to the 2023 financial year. Each share unit granted carries a non-transferable right to receive one share in Millicom on the relevant vesting date. Eligibility for participation in the 2024 DSP is described in item 22.

Calculation

STI compensation is calculated as Base Salary X a pre-determined % of base salary X plan performance.

Performance measures (based on 2023 performance) and payout scale

Performance is measured on the extent to which performance targets (group, regional, or country level as applicable to each individual) are achieved, as follows:

Performance measure	% of the DSP
Service revenue (SR)	20%
EBITDA (earnings before interest, tax, depreciation and amortization)	20%
OFCFaL (Operating Free Cash Flow after Leases)	20%
rNPS (relational net promoter score)	10%
Personal performance	30%

Payout is based on a linear scale with minimum, target and maximum achievement of performance measures (except personal performance) as follows:

Achievement	Payout
Achievement less than 95% of target	0%
Achievement at 100% of target	100%
Achievement at or above 104% (SR), 106% (EBITDA), 107% (OFCFaL) and/or 110% (tNPS) of target	200%

Personal performance is based on the rating scale below, whereby employees rated “does not meet” do not receive any STI compensation, and employees rated ‘partially meets’ are not eligible to participate in the 2024 DSP.

Performance rating	Does not meet	Partially meets	Meets	Exceeds	Exceptionally Exceeds
Payout	0%	15% on cash component. 0% on share component.	30%	45%	60%

Payment / vesting

If the AGM approves the 2024 DSP, and thereby the granting of share awards to the DSP Participants, the STI is paid in cash and in DSP shares: for senior leaders 30% / 70% at the top and 40% / 60% at the lower end. For employees not participating in the DSP, or to the extent that the DSP is not approved by the AGM, the STI (including the portion that would have been provided as shares) will be a cash bonus. The share awards will vest (generally subject to the participant still being employed by Millicom) 30% in Q1 2025, 30% in Q1 2026 and 40% in Q1 2027.

Grant of share awards

1,141,873 share units were granted, conditional on AGM approval as per the above, under the DSP plan in Q1 2024, representing approximately 0.67% of the outstanding shares and outstanding votes.

(ii) Proposed 2024 LTI

The proposed 2024 LTI award is divided in three equity vehicles: Stock Appreciation Rights (SARs), Restricted Stock Units (RSUs), and Performance Shares based on achievement of the ESG performance measure between 2024 and 2026. Eligibility for participation in the 2024 LTI is described in item 22.

Calculation

The award value per participant is based on seniority and ranges from 35% to 315% at target (for the CEO) of base annual salary (as of January 1, 2024) as follows:

Seniority	% of base annual salary (range)
VPs	35%-70%
CEO and EVPs	85%-315%

This award will be divided into:

1. Stock Appreciation Rights (SARs) - (60% of the award), calculated based on Black-Scholes valuation of the stock price at fair market value of the grant.

2. Restricted Stock Units (RSUs) – (30% of the award).

3. Performance Shares with ESG metric – (10% of the award).

Stock Appreciation Rights will vest in number of units as defined by the Black-Scholes valuation. The participant will have the eligibility to exercise these units during the seven-year period following the vesting date. Upon exercising these units, the appreciation will be paid in Millicom stock.

Each Restricted Stock Unit and Performance Share unit will vest as one Millicom share, subject to the achievement of the following performance measures for the performance shares:

Performance measure	% of the LTI
ESG metric – 2024-2026 measurement based on Carbon Emissions reduction target.	10%

Payout for the Performance conditions for ESG target:

•	In the event the Company achieves less than 80% of the target, the corresponding portion of the grant will be reduced to zero.

•	In the event the Company achieves between 80% and 100% of the target, the corresponding portion of the grant will be adjusted in linear pro rata of the achievement starting at a payout of 0% to 100%.

•	Payout is capped at 100% achievement.

In addition, participants who receive a ‘does not meet’ performance rating are not eligible to participate in the LTI in the following year.

Payment / vesting

The equity awards vest after a three-year vesting period, in Q1 2027, subject to achievement of performance measures and the participant being employed by Millicom at the time of vesting.

Grant of share awards

At target 193,537 share units are granted under the 2024 LTI plan corresponding to RSUs and Performance Shares, representing approximately 0.11% of the outstanding shares and votes. The amount of SARs to be granted are subject to the share price valuation following approval of the LTI by the Compensation and Talent Committee, i.e., April 4, 2024.

Share ownership requirements

Participants in the LTI are subject to Millicom’s Share Ownership Policy, which requires them to maintain the minimum levels of share ownership based on the size of their annual share grants, or hold all shares vested (post tax) under either the LTI or the DSP until reaching those minimum levels.  These levels currently range from 400% of base salary to 50% of base salary.

Accounting, cost and maximum number of shares

Both the DSP and LTI are accounted for in accordance with IFRS 2, which requires the cost of share awards to be recorded as employee costs in the income statement over the vesting period, based on the number of shares expected to vest and the fair value of those shares. Elements specific to each plan are as follows:

(i) 2024 DSP

No expense is recognized for DSP share awards that do not ultimately vest. Vesting of the shares is not dependent on market conditions. The number of shares that may vest, approximate cost and percentage of outstanding shares (based on grant share price of USD 16.33) are as follows:

	Shares that may vest	Approximate cumulative three-year cost (USD)	% of outstanding shares
At Maximum	1,141,873	18.65 million	0.67%

The costs and dilution are expected to have only a marginal effect on key ratios of Millicom.

Information on performance of the 2023 STI and on the 2024 DSP grant will be presented in Millicom’s 2024 Annual Report.

(ii) 2024 LTI

No expense is recognized for share awards that do not ultimately vest, except for the Stock Appreciation Rights (SARs) portion of the LTI where vesting is conditional upon a market condition, which are treated as vested regardless of whether or not the market conditions are satisfied, provided that all other performance conditions are satisfied. For Restricted Stock Units (RSUs) vesting of the shares is dependent on service conditions only.

An estimate of the number of shares that may vest and approximate cost for the RSUs and the performance shares are as follows:

	Shares that may vest	Approximate cumulative three-year cost (USD)	% of outstanding shares
At Maximum	193,537	3.93 million	0.11%

Information about the performance results and the outcome of the 2024 LTI will be presented in Millicom’s 2026 Annual Report.

Hedging arrangements and delivery of shares

The undertaking to deliver shares to the participants in the 2024 DSP and 2024 LTI will be fulfilled either by Millicom transferring its own treasury shares or, if required, by acquiring and transferring shares or issuing new shares.

Delivery of shares, subject to the terms of conditions of the plans, will be made free of charge.

Information regarding other incentive programs in Millicom

Please refer to the 2023 Annual Report and the Company's website http://www.millicom.com, for further information regarding all Millicom's on-going share or share price-related incentive programs.

EGM- item 1: CHAIR OF THE EGM

Millicom's Board proposes, in line with the Nomination Committee proposal for the AGM to be held on the same day, Mr. Alexander Koch, attorney at law (Avocat à la Cour/Rechtsanwalt), with professional address in Luxembourg, to preside over the EGM.

In case of absence of Mr. Alexander Koch, the Chair of the Board of Directors of Millicom or, in the absence of the Chair of the Board of Directors, any member of the Board of Directors present at the EGM, shall be empowered to appoint from amongst the persons present at the EGM the individual that will preside over the EGM.

The Chair of the EGM shall be empowered to appoint the other members of the Bureau (i.e., the Secretary and the Scrutineer) amongst the persons present or virtually present at the meeting.

EGM – item 2: REMOVE CASTING VOTE OF THE CHAIR OF THE BOARD

The Board aims to nurture constructive dialogue and debate among Board members and the Board’s philosophy is that deadlock should be resolved through exchange of opinions until consensus is reached. No Board member should have overriding rights and, therefore, the Board proposes to remove the casting vote of the Chair of the Board in the event of tie provided by article 444-4, 2° (2) of the 1915 Law, and amend paragraph 7 of article 8 of the articles of association.

The amended article 8 of the articles of association of the Company shall read as follows:

Article 8. Meetings of the Board.

The Board may choose a secretary, who need not be a director, and who shall be responsible for keeping minutes of the meetings of the Board and of the resolutions passed at the General Meeting.

The Board will meet upon call by the Chair. A meeting of the board must be convened if any two Directors so require.

The Chair shall preside at all meetings of the Board of the Company, except that in his absence the Board may elect by a simple majority of the Directors present another Director or a duly qualified third party as Chair of the relevant meeting.

Except in cases of urgency or with the prior consent of all those entitled to attend, at least 3 (three) days' written notice of board meetings shall be given. Any such notice shall specify the time and place of the meeting and the nature of the business to be transacted. No such written notice is required if all the members of the Board are present or represented during the meeting and if they state to have been duly informed, and to have had full knowledge of the agenda of the meeting. The written notice may be waived by the consent in writings, whether in original, by telefax, or e-mail to which an electronic signature (which is valid under the Law) is affixed, of each member of the Board. Separate written notice shall not be required for meetings that are held at times and places determined in a schedule previously adopted by resolution of the Board.

Every Board meeting shall be held in Luxembourg or at such other place as the Board may from time to time determine.

Any member of the Board may act at any meeting of the Board by appointing in writing, whether in original, by telefax, or e-mail to which an electronic signature (which is valid under the Law) is affixed, another Director as his or her proxy.

A quorum of the Board shall be the presence of 4 (four) of the Directors holding office. Decisions will be taken by the affirmative votes of a simple majority of the Directors present or represented. The Chair of the Board does not have a casting vote in the event of a tie.

Notwithstanding the foregoing, a resolution of the Board may also be passed in writing, in case of urgency or where other exceptional circumstances so require. Such resolution shall be unanimously approved by the Directors and shall consist of one or several documents containing the resolutions either (i) signed manually or electronically by means of an electronic signature which is valid under Luxembourg law or (ii) agreed upon via a consent in writing by e-mail to which an electronic signature (which is valid under Luxembourg law) is affixed. The date of such a resolution shall be the date of the last signature or, if applicable, the last consent.

Any Director may participate in a meeting of the Board by conference call, video conference or similar means of communication equipment whereby (i) the Directors attending the meeting can be identified, (ii) all persons participating in the meeting can hear and speak to each other, (iii) the transmission of the meeting is performed on an on-going basis and (iv) the directors can properly deliberate, and participating in a meeting by such means shall constitute presence in person at such meeting. A meeting of the Board held by such means of communication will be deemed to be held in Luxembourg.

EGM- item 3: CHANGE THE DEFINITION FROM CHAIRMAN TO CHAIR OF THE BOARD

The Board proposed to adopt a more inclusive language, changing the definition from “Chairman” to “Chair”, and to amend articles 7, 8, 9 and 21 of the articles of association accordingly and further amend article 19 second sentence of Millicom’s articles of association to refer to the “chair of the annual General Meeting.

EGM – item 4: FULL RESTATEMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION

It is proposed to fully restate the Articles incorporating the above changes approved at the EGM.

The draft restated articles of association of the Company are available on the Company's website.

Board of Directors	April 23, 2024

The personal data of SDR holders and shareholders collected from the SDR/share register, notification of attendance to the AGM and EGM as well as information regarding representatives and advisors will be used for registration, drawing up of voting list for the AGM and EGM and, where applicable, minutes from the AGM and EGM. The personal data will be processed in accordance with the General Data Protection Regulation (Regulation (EU) 2016/679 of the European Parliament and of the Council).

For more information, please contact:

AGM/EGM Inquiries: Patrick Gill, Company Secretary +352 27 759 603 Maria Florencia Maiori, Senior Legal Counsel information@millicom.com

Press: Sofia Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2023, Millicom, including its Honduras Joint Venture, employed approximately 16,500 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: April 23, 2024